



Tazga LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $250,000

Offering End Date: May 16, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $75,000

Company Details:

Name: Tazga LLC

Founded: 2016

Address: 101 W Avenida Vista Hermosa #516
San Clemente, CA 92672

Industry: Women's Clothing

Employees: 32

Website: https://www.shoptazga.com/

Use of Funds Allocation:

If the maximum raise is met:

$150,000 (60.00%) – of the proceeds will go towards refinancing high interest debt
$50,000 (20.00%) – of the proceeds will go towards tenement brick & mortar expansion
$41,250 (16.50%) - of the proceeds will go towards private label manufacturing
$8,750 (3.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,900 Followers; Facebook: 607 Followers;





Business Metrics:

	FY19	FY20	FY21
Total Assets	$140,470	$206,000	$436,270
Cash & Cash Equivalents	$470	$10,000	$26,270
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$0	$219,295
Long-term Debt	$0	$0	$0
Revenue	$475,083	$762,702	$2,814,563
Cost of Goods Sold	$144,538	$320,068	$753,709
Taxes	$0	$0	$0
Net Income	$36,834	$9,173	$201,538

Recognition:

Tazga LLC opened its first boutique location in 2012, before incorporating in 2016. Since 2016, Tazga has expanded to four Southern California locations, with a fifth planned for West Palm Beach, Florida.

About:

Tazga LLC (DBA Tazga) began operations in 2012, before incorporating in February 2016. Started by two sisters Tatiana and Gabriela, Tazga is a family owned, coastal lifestyle brand, whose mission is to empower young women to look and feel their best, by providing fashionable, unique, and high-quality products at an accessible price. Learning from their grandmother and father's thirty-year experience owning and operating a chain of retail stores in Central America, Tazga opened its first boutique location in California in 2012. Since incorporating in 2016, Tazga has opened four locations in Southern California with a fifth location planned for West Palm Beach, Florida.

For more information, contact our Customer Support Team at support@thesmbx.com

